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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

       RESTATEMENT OF US GAAP RECONCILIATION IN THE 2002 FINANCIAL RESULTS

                            JUNE 6TH, 2003, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) announces that, as the result of a correction to the financial note of US GAAP reconciliation, the company has restated its financial statements for the fiscal year ended December 31, 2002 as they relate to the US GAAP reconciliation note only.

The financial results reported in the Caledonia press release of May 16, 2003 remain unchanged except that note 15(g) has now been added to the notes accompanying the financial statements and the Auditors' Report has been reissued to reflect this change.

The restated financial statements have been filed on SEDAR and are available on our website at www.caledoniamining.com

















FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

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
S. E. HAYDEN                                JAMES JOHNSTONE                     CHRIS HARVEY
Chairman, President and CEO                 V-P Operations and COO              Technical Director
South Africa                                Canada                              Canada
Tel: (011-27-11) 447-2499                   Tel: (1-905) 607-7543               Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                   Fax: (1-905) 607-9806               Fax: (1-905) 607-9806
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Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on our website
http://www.caledoniamining.com